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Exhibit (a)(4)

Dear Stockholder:

        On behalf of the Board of Directors of Omniture, Inc. ("Omniture"), I am pleased to inform you that on September 15, 2009, Omniture agreed to be acquired by Adobe Systems Incorporated ("Parent"). Snowbird Acquisition Corporation, a wholly owned subsidiary of Parent ("Purchaser"), has today commenced a tender offer to purchase all outstanding shares of common stock of Omniture at a price of $21.50 per share in cash (without interest but subject to any tax withholding).

        After successful completion of the tender offer, Purchaser will be merged with Omniture, and any Omniture common stock not purchased in the tender offer will be converted into the right to receive an amount in cash equal to $21.50 per share (without interest but subject to any tax withholding). Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, October 22, 2009. As more fully set forth in the Merger Agreement, the tender offer is conditioned upon, among other things, the receipt of certain regulatory approvals and the tender in the offer of a number of shares of Omniture common stock, which, when added to shares already owned by Parent or any of its controlled subsidiaries, represents a majority of the sum of the total number of outstanding shares of Omniture common stock plus the total number of shares issuable at or prior to March 15, 2010 upon vesting, conversion, or exercise of equity-based awards or other rights to acquire shares of Omniture common stock.

        The Board of Directors of Omniture has unanimously determined that the merger agreement and the transactions contemplated thereby, including each of the offer and the merger, are advisable and in the best interests of and fair to the holders of Omniture's shares, has approved the merger agreement and the transactions contemplated thereby, including each of the offer and merger, and recommends that the holders of Omniture's shares accept the offer and tender their shares pursuant to the offer.

        A copy of Omniture's solicitation/recommendation statement is enclosed. It contains additional information relating to the tender offer and the merger, including a description of the reasons for the Board of Directors' recommendations described above. Also enclosed are Purchaser's offer to purchase, dated September 24, 2009, a letter of transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

        On behalf of the Board of Directors, we thank you for your support.

Sincerely,

D. Fraser Bullock Chairman of the Board

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  Exhibit (a)(4)